January 6, 2011

Mr. Michael Clampitt
Attorney-Advisor
Securities and Exchange Commission
Washington, D.C. 20549

Re:    West Bancorporation, Inc.
Form 10-K for fiscal year ended December 31, 2009
File Number 000-49677

Dear Mr. Clampitt:

I am writing in response to your letter dated November 17, 2010, to provide further explanation of the 2009 management structure of West Bancorporation, Inc. (the Company) and its subsidiary West Bank and the related disclosure of named executive officers.

In its Form 10-K for fiscal year 2009, the Company disclosed four named executive officers in the summary compensation table. Messrs. Stanberry and Milligan had both served, not concurrently, as the joint chief executive officer of the Company and West Bank. They had ultimate management control and responsibility for both companies and were substantially involved in the day-to-day operation of West Bank. Mr. Winterbottom worked for and reported to them, even though his title was President of West Bank. Mr. Winterbottom served as the chief lending officer and was intermediately responsible for all branch operations. I was the Chief Financial Officer for both the Company and West Bank. No other officer performed policy making functions for the Company or West Bank. This management structure, although perhaps not typical for financial institutions the size of the Company and West Bank, has been a West Bank hallmark for many years. West Bank has historically been recognized as one of the most efficient community banks in the country.

In addition to our historic lean management structures, I wish to highlight that in July 2009 the positions of chairman of the board and chief executive officer of the Company were separated. Mr. Wahlig became Chairman of West Bancorporation's Board of Directors and, as a director, provided substantial day-to-day policy making input to both the Company and West Bank through April 2010. A new permanent chief executive officer was named in April 2010 (David D. Nelson), and he subsequently created a new chief risk officer position. Mr. Olafson was hired to fill that position and assumed policy making functions during the second half of 2010. He will be included in the 2010 Form 10-K summary compensation table. The Company will continue to separate the board chair and chief executive officer positions, at least for the foreseeable future.

I hope this additional information substantiates the Company's belief that the disclosure of named executive officers in its 2009 Form 10-K summary compensation table satisfied the requirements of Item 402(a)(3)(iii). Thank you for your further consideration of this matter.

Sincerely,

/s/ Douglas R. Gulling

Douglas R. Gulling
Executive Vice President and Chief Financial Officer